Exhibit 99.2

CLAUDE RESOURCES INC.

Notice of Annual General & Special Meeting of Shareholders

TAKE NOTICE that the Annual General & Special Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Tuesday the 9th day of May, 2006 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited financial statements for the year ended December 31, 2005, and the report of the auditors' thereon;

2.	To elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.
To consider and, if deemed advisable, pass an ordinary resolution confirming the repeal of Bylaw No. 1 and Bylaw No. 2, each dated April 3, 1980, of the Company and the adoption of a new Bylaw No. 1A of the Company;

5.	To consider and, if deemed advisable, pass a resolution amending the Employee Share Purchase Plan;

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 22nd day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Arnie E. Hillier

Arnie E. Hillier
Chairman